SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Synavant Inc.
(Name of Subject Company (issuer))

Amgis Acquisition Co.
a Wholly Owned Subsidiary of
Dendrite International, Inc.
(Names of Filing Persons) (offerors))

Common Stock, Par Value $.01 Per Share
(Including the Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

068480201
(CUSIP Number)

Christine A. Pellizzari
General Counsel
Dendrite International, Inc.
1200 Mt. Kemble Avenue
Morristown, New Jersey  07960-6797
(973) 425-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Ronald H. Janis, Esq.
Pitney, Hardin, Kipp & Szuch LLP
200 Campus Drive
Florham Park, New Jersey  07932
(973) 966-8263

CALCULATION OF FILING FEE

Transaction Valuation Not Applicable	Amount of Filing Fee Not Applicable

[ ]	Check the box if any part of the fee is offset as provided by Rule0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Filing Party: Date Filed:

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

FORM OF LETTER TO CUSTOMERS

Dear [Customer],

You may have noticed recently that Group Cegedim entered into an agreement to acquire Synavant globally.

Dendrite had been a participant in the process of competing for Synavant. It is Dendrite’s view that the Board of Directors of Synavant improperly and prematurely terminated that process at a time when Dendrite had presented a superior offer.

Consequently, to rectify the implications of this behavior, we have appealed to the legal process.

We believe this move by Dendrite to acquire Synavant will create a greater value proposition for our customers, our employees, and our shareholders. We believe we are better suited to maintain a fair and competitive business environment in Europe, Asia, and Latin America, and to build and grow the Synavant services with integration into our data, analytics, and customer services group in the United States. We have always appreciated Synavant and its precursors, Walsh and Sales Technologies Inc., for their deep pharmaceutical knowledge, which we once again believe will complement our existing capabilities.

We are all aware that public competition for a company can become distracting. I have asked our senior management and all employees individually and collectively to maintain their focus on delivering superior product and service to our customers and in every way meeting your needs, whilst not being distracted by this unusual background activity.

I can assure you that our focus remains on creating the best possible company to serve you and the needs of your company.

Sincerely,

Paul Zaffaroni
President and COO
Dendrite

The document included herein is neither an offer to purchase nor a solicitation of an offer to sell securities. Any tender offer will be made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement regarding the tender offer referred to in this document, if and when such document is filed and becomes available, because it will contain important information.

Any such tender offer statement would be filed by Dendrite International, Inc. with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the tender offer statement (if and when filed and available) and other relevant documents on the SEC’s web site at: www.sec.gov. Any such tender offer statement and related materials may also be obtained for free by directing such requests to Dendrite International, Inc. (973) 425-1200.

If Dendrite International, Inc. commenced a tender offer, Dendrite International, Inc. would file a preliminary consent statement and other solicitation materials with the SEC relating to Dendrite’s solicitation of written consents from the stockholders of Synavant Inc. Investors and security holders are strongly advised to read any such definitive consent statement, if and when it is filed and becomes available, because it will contain important information. The definitive consent statement would be filed by Dendrite International, Inc. with the SEC. Investors and security holders can obtain a free copy of the consent statement (if and when it is filed and available) and other relevant documents on the SEC’s web site at: www.sec.gov. The consent statement and related materials may also be obtained for free by directing such requests to Dendrite International, Inc. (973) 425-1200.

This document contains forward-looking statements that are based on Dendrite International, Inc.’s current expectations, estimates and projections. The statements may be identified by such forward-looking terminology as “expect,” “believe,” “may,” “ will,” “intend,” “plan,” and similar statements or variations. All “outlook” information constitutes forward-looking statements. Such forward-looking statements are based on our current expectations, estimates, assumptions and projections and involve certain significant risks and uncertainties, including those which may result from our dependence on the pharmaceutical industry; dependence on major customers; economic pressures and legislative and regulatory impact on our customers; fluctuations in quarterly revenues due to lengthy sales and implementation cycles for our products; our fixed expenses in relation to fluctuating revenues; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; international operations; acquisitions; our ability to attract and retain key personnel; the protection of our proprietary technology; our ability to compete in the Internet-related products and services market; the continued demand for Internet-related products and services; the ability of our third party vendors to respond to technological change; our ability to maintain our relationships with third-party vendors; results from strategic relationships; risks associated with events that may affect the world economy, including military actions and threats of terrorism and other hostilities; catastrophic events which could negatively affect our information technology infrastructure; difficulties disposing of certain of our facilities; and unexpected changes in accounting regulations, standards or interpretations. Other important factors that should be considered are included in the Company's 10-K, 10-Qs, and other reports filed with the SEC. Actual results may differ materially. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or other changes affecting such forward-looking statements.